DANIEL M. MILLER Partner (604) 630-5199 FAX (604) 687-8504 miller.dan@dorsey.com

September 21, 2012

Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 USA Attention: Ms. Tia L. Jenkins Senior Assistant Chief Accountant Office of Beverages, Apparel, and Mining
Re:	AuRico Gold Inc.
Form 40-F for the Fiscal Year Ended December 31, 2011
Filed March 29, 2012
Response letter dated August 28, 2012
File No. 001-31739

Dear Sirs and Mesdames:

On behalf of our client, AuRico Gold Inc. (the “Company” or “AuRico”), and pursuant to the Securities Exchange Act of 1934, as amended (the “Act”), and the rules and regulations thereunder, we transmit for your review the Company’s responses, as we have been informed by the Company, to the Staff’s letter of comments, dated August 28, 2012 (the “Comment Letter”), in respect of the above noted filing.  The Company’s responses below are keyed to the headings and comment numbers contained in the Comment Letter.

Form 40-F for the Fiscal Year Ended December 31, 2011

Exhibit 99.3

Consolidated Financial Statements

Notes to the Consolidated Financial Statements, page 6

Summary of significant accounting policies, page 6

(f) Long-lived assets, page 8

Mining interests, page 9

1.	For the purpose of estimating the useful life, please further explain to us how your use of less than proven and probable reserves in the depletion base is compliant with both

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the probability of future economic benefits and reliability of measurement criteria under the IFRS Framework (Chapter 4, paragraphs 40-43).  In your response, please address your consideration of the degree of uncertainty for the expected pattern of consumption of the future economic benefits associated with measured and indicated and inferred resources that will flow to the entity, and your ability to measure this value with reliability.

AuRico Gold’s response:

Foreign Issuer Disclosure Requirements
The Company respectfully submits that as further described below, it is permitted to prepare the mining disclosure appearing in its annual report on Form 40-F in accordance with Canadian securities laws, including National Instrument 43-101 Standards for Disclosure for Mineral Projects (“NI 43-101”), which differ from the requirements under U.S. securities laws (including those contained in Regulation S-K and Industry Guide 7).  Although Industry Guide 7 does not recognize estimates of mineralization other than proven and probable reserves, measured, indicated and inferred resources are not only permitted under Canadian securities laws but are required disclosure.  Therefore, measured, indicated and inferred resources are permitted to be disclosed in the Company’s annual report on Form 40-F.

As a Canadian "foreign private issuer" that is eligible to file its annual report with the Commission under the U.S./Canada Multijurisdictional Disclosure System (the "MJDS"), the Company is permitted to file its annual report on Form 40-F, which primarily consists of the Company's Canadian Annual Information Form, Management’s Discussion and Analysis of Financial Condition and Results of Operations and audited consolidated financial statements, which are prepared in accordance with IFRS as issued by the IASB.  Therefore, the key documents included in the Company’s annual report on Form 40-F are the Company’s annual disclosure documents prepared in accordance with Canadian disclosure rules.

As noted in Sections III(A) and III(F)(1) of the adopting release for the MJDS (SEC Release No. 34-29354) (the "MJDS Release"), the premise underlying the MJDS is that the disclosure documents contained in MJDS filings made with the Commission will be prepared in accordance with Canadian disclosure requirements, and the review  of those documents will be undertaken by Canadian securities authorities.  Indeed, Section III(I) of the MJDS Release further notes that by adopting the MJDS, the Commission in essence adopted as its own requirements the applicable Canadian disclosure requirements: "The effect is the same as if the Commission had set forth each Canadian requirement within the MJDS forms….Accordingly, good faith compliance with the disclosure requirements of the home jurisdiction, as construed by Canadian regulatory authorities, will constitute compliance with the applicable U.S. federal securities disclosure requirements, even if such compliance results in the omission of information which might otherwise be required as a line item in [U.S. disclosure documents]."  As a result, the Company respectfully submits that since the disclosure in question is required to be included under Canadian securities laws in the Canadian disclosure

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documents included in the annual report on Form 40-F, such disclosure is also permitted – indeed, required – to be included in the Form 40-F.

Furthermore, even assuming that the Company were required to file its annual report on Form 20-F rather than Form 40-F, the disclosure in question would similarly be permitted to be included in the annual report.  As stated in Instruction 1(b) to Item 4.D of Form 20-F (emphasis added):  “In documents that you file publicly with the Commission, do not disclose estimates of reserves unless the reserves are proven or probable and do not give estimated values of those reserves, unless foreign law requires you to disclose the information.”  Therefore, since the disclosure in question is required under Canadian securities laws, it is permitted to be included in filings with the Commission.

Analysis of IFRS

NI 43-101 defines a mineral reserve as the economically mineable part of a resource at the time of reporting, whereas a mineral resource is defined under NI 43-101 as having “reasonable prospects for economic extraction” at some future date.  The Company’s life of mine plans are completed based on the Proven and Probable, Measured and Indicated, and Inferred ounces quantified in the Company’s NI 43-101 disclosures pursuant to the professional judgment of qualified persons (“QPs”).  The judgment of QPs necessarily includes assumptions pertaining to the future mining of mineral resources.  The Company makes investment and operating decisions relating to its mines based on its life of mine plan and expectation of future economic benefit.

Due to the characteristics of each of the Ocampo, El Cubo and El Chanate mines (as described in the Company’s response to the SEC’s June 12, 2012 letter), the Company’s experience with each of these mines, and the Company’s life of mine plans, the Company believes that the use of more than Proven and Probable reserves in the depletion base for these specific mines is the appropriate conclusion under IAS 16, Property, Plant and Equipment (“IAS 16”).  Paragraph 50 of IAS 16 states that the cost of an asset should be depreciated on a systematic basis over the useful life of the asset.  Useful life is defined in IAS 16 as the period over which an asset is expected to be available for use by an entity; or the number of production or similar units expected to be obtained from the asset by an entity.  Useful life is therefore an estimate that management is required to make, using its best judgement as to the number of ounces expected to be obtained from each mine.  In assessing the useful life of the mining properties, management considers all information available at each annual reporting date, including the life of mine plans for each mine.  Management also considered the guidance in paragraph 56 of IAS 16 which states that future economic benefits embodied in an asset are consumed principally through its use, and provides factors to be considered in determining the useful life of an asset. The relevant factor identified in paragraph 56 with respect to these mines is the expected usage of the asset. Under paragraph 56, usage is assessed by reference to the asset's expected capacity or physical output. Historically, management has not limited their expectation of the number of ounces expected to be obtained to Proven and Probable reserves as this would be inconsistent with the Company’s life of mine plans and its historical experience with these assets.  As outlined in the responses

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to questions 2 and 3 below, and in the Company’s previous letters, the Company has a history of mining or converting resources at each of the Ocampo, El Cubo and El Chanate mines.  Management, in applying its best judgement, continues to expect that over the life of these mining assets that production units will exceed the Proven and Probable reserves through the conversion of Measured, Indicated and Inferred resources.  Therefore limiting the depletion base to Proven and Probable reserves would be inconsistent with management’s assessment of the useful life of the asset and therefore not be in accordance with IAS 16.

As previously mentioned, the Company has experience in mining or converting resources at each of the Ocampo, El Cubo and El Chanate mines.  While Proven and Probable reserves are determined using the three-year trailing average metal price, the Company does not use the three-year trailing average metal price to make economic operating decisions.  Since the average spot gold price has significantly and consistently increased over any three year period since 2001, the spot gold price being utilized to make economic operating decisions has significantly exceeded the three-year trailing average.  As a result, the Company has not limited mining to only Proven and Probable reserves, as doing so would not have fully utilized the economic capacity of each mine.  In developing short and long term mine plans, certain estimates used by the Company (such as the price of gold and silver) are different and reflect the expected use of the asset.

Prior to January 1, 2010 the Company prepared its financial statements in accordance with Canadian Generally Accepted Accounting Principles (“CGAAP”).  Under CGAAP, the Company’s depletion policy was to amortize the mining interests over the life of the mine using the unit-of-production method based on estimated proven and probable reserves of the mine and the portion of mineralization expected to be classified as reserves on a mine by mine basis.  Under this policy the Company included the percentage of Measured, Indicated and Inferred resources expected to be converted to Proven and Probable reserves and mined in its depletion base.  The Company previously provided the staff of the Division of Corporate Finance of the Securities and Exchange Commission with information related to its policy under CGAAP and support for the conversions estimates used in the determination of useful life in its letters dated September 30, 2009, January 15, 2010, April 9, 2010 and in a call on March 17, 2010.  Upon transition to IFRS as at January 1, 2010, the Company concluded that there was no difference between IFRS (IAS 16) and CGAAP with respect to the determination of the useful lives of its mines.  Further, the Company notes that there is no prohibition under IFRS from using resources in the depletion base.  In accordance with paragraph 14 of IFRS 1 First-time adoption of International Reporting Standards, in applying the mandatory exceptions at the transition date, the Company’s estimates were required to be consistent with the estimates made for the same date under CGAAP.  Accordingly, there was no change in the estimates of useful lives of the Company’s mines on transition to IFRS.  The Company reviews its estimates at least annually in accordance with IAS 16 and believes that the estimates used in its depletion base are supported and appropriate.

With respect to the IFRS Conceptual Framework (the “Framework”) the Company notes that the purpose and status section of the Framework states that “[t]his Conceptual Framework is not an IFRS and hence does not define standards for any particular measurement or disclosure

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issue.  Nothing in this Conceptual Framework overrides any specific IFRS.”  As IAS 16 addresses determination of the useful life of an asset, the Company does not believe that the Framework overrides IAS 16 in this matter.  However, when determining the number of production ounces expected to be obtained from each asset, the Company does consider the probability of future economic benefit and reliability of these estimates.  In management’s judgement, the Company’s history of mining and converting resources, as described below for each mine, provides the Company with sufficient reliability of its conversion estimates to include them in the production ounces expected to be obtained from each asset.

2.
We note in your response to comment 3(b) of our letter dated June 12, 2012 that the Company believes that the inclusion of measured, indicated and inferred resources in its depletion base is consistent with the IFRS Framework, Chapter, paragraph 51, as the Company mines in areas not included in its proven and probable reserves.  We further note in your response to comment 2(b) of our letter dated July 27, 2012 that you only discuss mining outside reserves at El Cubo, which you have now sold in 2012.  Please confirm to us that you also mine in areas not included in proven and probable reserves at Ocampo and El Chanate and, if so, quantify for us the amount and percentage of mining outside reserves at these mines in fiscal 2009-2011.  To the extent that you do not mine outside of reserves at Ocampo and El Chanate, further explain to us why you include resources in the depletion base for these two mines.

AuRico Gold’s response:

The Company confirms that it mines in areas that are not included in Proven and Probable reserves at both Ocampo and El Chanate.

At the Ocampo underground, the Company has mined outside of Proven and Probable reserves as set out in the table below:

Year	% Mining Outside of Reserves	Amount Mined Outside of Reserves For The Year (thousands of ounces)
2009	2.3%	1
2010	31%	27
2011	38%	46

At El Chanate, annual mining is undertaken within the reserve pit shell. As the crushing capacity at El Chanate is fixed, the mine annually budgets and plans based on the reserve metal prices to ensure certainty of metal production and to utilize all of the capacity with reserves. However, all material encountered within the pit shell that is identified by blasthole sampling as above the operating cutoff grade, calculated at the spot gold price, is mined as ore.  Throughout 2009 to 2011, the operating cutoff grade was lower than the reserve grade due to the spot gold price being higher than the reserve gold price (calculated as the three-year trailing average gold price).  Ore mined above the operating cutoff grade but below the reserve

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cut off grade was material included in Measured and Indicated, Inferred or otherwise not classified prior to mining.

Ore that is above the reserve cutoff grade is sent directly to the crusher and the heap leach pad. However, in 2009 and 2010, due to the crushing capacity constraints mentioned previously, material that was above the operating cutoff grade but below the reserve cutoff grade was stockpiled in a Run-of-Mine (“ROM”) stockpile. In May 2011, subsequent to the Company’s acquisition of El Chanate, the Company began processing the ROM stockpile material. This material is being sent directly to dedicated cells on the leach pad and bypasses the crushing and conveying circuit.

As set forth in the table below, 22% of the total tonnes mined between 2009 and 2011 is ROM material, which is material outside of reserves (i.e. below the reserve grade). In 2012, the Company continues to process ROM material encountered during mining and continues to process the existing ROM stockpile.

	2009	2010	2011	2009-2011
Ore Tonnes Mined	3,999,346	4,828,785	5,734,994	14,563,125
ROM Tonnes Mined	3,094,130(1)		937,145	4,031,275
Total Tonnes Mined	11,922,261		6,672,139	18,594,400
ROM Tonnes as % of Total Tonnes Mined	26%		16%	22%
ROM Tonnes Leached	0	0	1,648,556	1,648,556

(1)	Represents tonnes mined during fiscal 2009 and 2010. Records of ROM tonnes mined in each year were not maintained by the previous owner.

3.
We note in your response to comment 2(b) of our letter dated July 27, 2012 the factors that you considered to determine the percentage of inferred resources that were included in the portion of mineralization expected to be classified as reserves.  It appears that the 25% inferred conversion assumptions for Ocampo and El Chanate are based on the Company’s drill programs over a limited time period.  It also appears that the 50% inferred conversion assumption at El Cubo is mostly based on the percentage of annual ounces mined outside of reserves during fiscal 2008 and 2009, although this percentage appears to have significantly decreased in fiscal 2010 and through your sale of El Cubo in fiscal 2012.  Please further explain to us how you considered the limited time period over which you are basing your conclusions, and the apparent percentage decrease in annual ounces mined outside of reserves at El Cubo beginning in fiscal 2010 to arrive at your conclusions on the inferred conversion assumptions for each mine.  In your response, also tell us whether any part of your resource conversion assumptions were directly related to the increase in gold prices.

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AuRico Gold’s response:

Ocampo and El Chanate

The following table utilizes data previously supplied in our responses to your letters dated June 12, 2012 and July 27, 2012:

	December 31, 2009			Ounces Added / Converted 2010 to 2011	% of December 31, 2009 Measured, Indicated & Inferred Ounces Converted
(in thousands of ounces)	Measured and Indicated Ounces	Inferred Ounces	Measured, Indicated and Inferred Ounces
Ocampo	219	2,191	2,410	755	31%
El Chanate	69	157	226	56	25%

As indicated in the table above, over a two year period in 2010 and 2011, the Company has been successful in converting 31% and 25% of its total resource base (Measured, Indicated and Inferred ounces) into reserves at Ocampo and El Chanate, respectively.  Although the Company’s drill programs at Ocampo and El Chanate have been operational for a limited time period, the fact that the Company mines from outside of reserves at both of these mines provides further support for the conversion assumptions used.  In the response to #2 above, the Company has provided the percentage mined outside of reserves at the Ocampo underground in the three preceding years.  However, the Company has experienced mining from outside of reserves since the mine declared commercial production in 2007.  Similarly, 22% of the total tonnes mined at El Chanate between 2009 and 2011 was mined from material outside of reserves. Mining outside of reserves at Ocampo and El Chanate has occurred in part due to resource material becoming economic under spot metal prices, as compared to the metal prices used in reserve calculations.

The following table indicates the gold prices used in the determination of the Company’s reserves and resources in each of the years noted.  The average spot gold price in each year is also noted.

	December 31, 2008	December 31, 2009	December 31, 2010	December 31, 2011
Reserve Gold Price	$720	$845	$1,025	$1,250
Resource Gold Price	$850	$975	$1,250	$1,450
Average Spot Gold Price	$871	$972	$1,225	$1,572
Note: Under its previous ownership, El Chanate’s 2009 and 2010 reserve gold price was $800 per ounce and resource gold price was $1,000 per ounce. The Company acquired El Chanate in April 2011.

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Measured and Indicated resources have the same geologic certainty as Proven and Probable reserves, however they are not economic at the utilized reserve metal price. Measured and Indicated resources are reported at a cutoff grade using the resource metal price. If the resource metal price was used as the reserve metal price, these Measured and Indicated resources would instead be classified as Proven and Probable reserves. As depicted in the table above, the average spot price for gold over the last four years has met or exceeded the gold price utilized by the Company in the calculation of year-end resources for that year. In fact, the average spot gold price has increased in every single year since 2001. In combination with the fact that the Company routinely mines outside of reserves (as discussed in the response to #2 above), the year-over-year increase in gold prices further supports the Company’s assumption that all Measured and Indicated ounces will ultimately be converted to Proven and Probable ounces.  The gold price assumptions utilized in the Company’s life of mine plans, and related assessment of resource conversion, are based on a consensus of major banks.

The Company evaluates the useful lives of its mines on an annual basis in accordance with paragraph 51 of IAS 16.   The Company would consider any anticipated declines in future gold prices during this evaluation, and if deemed appropriate, would adjust the conversion assumptions accordingly.

The following table demonstrates the success of resource conversion to Proven and Probable reserves for resources reported on December 31, 2009.

	Dec. 31, 2009				2010-2011	Dec. 31, 2011	Conversion of 2009 Resource
(thousands of ounces)	Proven & Probable (a)	Measured & Indicated (b)	Inferred (c)	Total (d)	Mined Ounces (e)	Proven & Probable (f)	Increase in Reserves (f)-(a)=(g)	Converted to Proven & Probable (e)+(g)=(h)	Implied conversion of Inferred (h) – (b)	Implied conversion of Inferred (%)
Ocampo - OP	1,362	133	604	2,099	185	1,519	157	342	209	35%
Ocampo - UG	646	86	1,587	2,319	209	853	207	416	330	21%
Ocampo - Total	2,008	219	2,191	4,418	394	2,372	364	758	539	25%
El Chanate	1,504	69	157	1,730	313	1,285	(219)	94	25	16%

The above table assumes that reserve increases, net of mining, were sourced from the 2009 inventory of Measured, Indicated and Inferred resources. As an example, for the Ocampo open pit it is assumed that the 342,000 ounces of Proven and Probable reserves that were converted between 2009 and 2011 (comprised of 2010-2011 “Mined Ounces” plus the “Increase in Reserves”) resulted from the mine converting 100% of the Measured and Indicated ounces to Proven and Probable ounces (133,000 ounces), and 35% of the Inferred ounces to Proven and Probable ounces (209,000 ounces). In all cases it is assumed that Measured and Indicated ounces are converted at a rate of 100% prior to any conversions of Inferred.  This assumption is consistent with the Company’s estimated Measured and Indicated resource conversion

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rates, and as described above, is supported by the increasing metal price environment and the Company’s experience with mining outside of reserves.

In these two years of mining, drilling and increases in metal prices, the Ocampo mine has been successful in converting the equivalent of 25% of the 2009 Inferred resources to Proven and Probable reserves.  In addition, the El Chanate mine, in two years of mining and one year of drilling under the Company’s ownership, has been successful in converting the equivalent of 16% of the 2009 Inferred resources to Proven and Probable reserves. The Company believes that with continued drilling at El Chanate, an estimated conversion of 25% of the 2009 Inferred resources will be quickly achieved. The El Chanate open pit is similar in nature to the Ocampo open pit mine. The Company’s experience to date at El Chanate and at the Ocampo open pit, and the Company’s Qualified Persons’ experience at other geologically similar deposits throughout the world, were all considered when evaluating the estimated conversion rate at El Chanate.  We note that paragraph 57 of IAS 16 provides that the estimation of the useful life of the asset is a matter of judgement based on the experience of the entity with similar assets.

As mentioned previously, the Company reviews these estimates on an annual basis, and in the event that there is evidence that the current estimates require revision to measure the conversion of Inferred resources over the life of the mineral property, a change in the estimate would be made.  To date, this has not occurred.

El Cubo

In 2006 and 2007, approximately 40% of the metal production at El Cubo was from outside of reserves.  As noted in the Company’s August 10, 2012 response, during 2008 and 2009, the last two full years of mining at El Cubo, 60% and 58% respectively of the annual ounces mined were outside of reserves.    However, during the period between June 2010 and May 2011, production at the El Cubo mine was curtailed due to a labour action. Upon re-opening the mine in May 2011, a significant amount of remediation work on underground workings was undertaken, including ground support, re-installation of wiring and piping, and reconditioning of fixed and mobile equipment. In addition, the Company completed re-training and re-certification of all underground miners was undertaken in anticipation of resuming production. Prior to and in parallel with the mine re-start, the underground mining plan at El Cubo was completely redone.

The focus of the new underground mining plan was to set the conditions to re-start the mine in an orderly fashion and to ensure that the Company’s targets and objectives could be met.  As such, all underground development occurred in areas of the mine that contained only highly sampled Proven reserves. Management wanted to give the operators every opportunity to meet the goals assigned, and mining Proven areas at reduced tonnage rates of approximately 1,000 tonnes per day was considered appropriate for the remainder of the calendar year. As such, during 2011, only 3% of mining was undertaken outside of reserves. During this period of time, mining was not necessarily restricted to reserves, but there were enough defined reserves in front of the miners to achieve their targeted goals.

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As mining progressed in 2012 and development drifts were lengthened, the mine again began to encounter ore grade mineralization that was outside of reserves. By the end of June 2012, when the Company transferred ownership of the mine to a third party, 22% of the year-to-date mining had been outside of reserves. The Company’s revised mine plan allowed for a continued increase in the amount mined outside of reserves and management estimated that mining outside of reserves would have constituted 35-40% of total ore mined during the 2012 calendar year, with a return to 50% or more being mined outside of reserves in the following years. This continued high rate of mining outside reserve ore was the basis for the 50% conversion rate of the inferred resource at El Cubo prior to being sold in 2012.

It is important to note that the Company’s conversion rates for Measured and Indicated, and Inferred resources are long-term assumptions that are expected to be achieved over the lives of the individual mines.  While events may occur in individual years, such as the suspension of operations at El Cubo during 2010 and 2011, the long-term estimate of the useful life of the mine as represented by Proven and Probable reserves and a portion of Measured, Indicated and Inferred resources, does not necessarily change.  These events are considered, and if determined to represent a change in useful life, would result in revised conversion percentages.  With regards to El Cubo, the suspension of operations, and the resulting decline in ounces mined outside of reserves, did not change the Company’s long-term assumption regarding the useful life of the mine, as the Company expected to return to normal operations and once again mine ounces outside of reserves. This was consistent with the revised mine plan that used the same conversion assumptions.

In summary, combining the Company’s experience of mining outside of reserves, the highly successful conversion of Measured, Indicated and Inferred resources to Proven and Probable reserves and the year-over-year increases in the spot gold price, the Company’s estimated inclusion rates for Measured, Indicated and Inferred resource at each of the sites are both appropriate and warranted to reflect the useful life for depletion purposes under IAS 16.

* * * * *

Closing Comments

On behalf of the Company, we hereby confirm to the Staff the Company’s acknowledgment of the following:

•	AuRico is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	AuRico may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Please do not hesitate to contact the undersigned at (604) 630-5199 should you have any questions about the contents of this letter.

Yours truly, /s/ Daniel M. Miller Daniel M. Miller

cc:	Scott Perry
Trent Mell
AuRico Gold Inc.